SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2008
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes __ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Nobuyuki Oneda
(Signature)
Nobuyuki Oneda
Executive Vice President and
Chief Financial Officer

Date: May 14, 2008

List of materials

Documents attached hereto:

i) Press release announcing Consolidated Financial Results for the Fiscal Year Ended March 31, 2008

News & Information	1-7-1 Konan, Minato-ku Tokyo 108-0075 Japan

No: 08-062E
3:00 P.M. JST, May 14, 2008

Consolidated Financial Results
for the Fiscal Year Ended March 31, 2008

Tokyo, May 14, 2008 -- Sony Corporation today announced its consolidated results for the fiscal year ended March 31, 2008 (April 1, 2007 to March 31, 2008).

●	New fiscal year records were achieved for consolidated sales and net income.
●	Consolidated operating income for the current year was more than five times the prior year and the second highest level in Sony’s history.
●	In the Electronics segment, new records in sales and operating income were achieved.
●
Sony plans to increase its regular annual dividend by ¥15 to ¥40, and to issue a special cash dividend of ¥10 per share, which would result in a total annual dividend of ¥50 for the fiscal year ending March 31, 2009.

(Billions of yen, millions of U.S. dollars, except per share amounts)
Fiscal year ended March 31
	2007	2008	Change in yen	2008*
Sales and operating revenue	¥8,295.7	¥8,871.4	+6.9%	$88,714
Operating income	71.8	374.5	+421.9	3,745
Income before income taxes	102.0	466.3	+357.0	4,663
Equity in net income of affiliated companies	78.7	100.8	+28.2	1,008
Net income	126.3	369.4	+192.4	3,694

Net income per share of common stock
— Basic	¥126.15	¥368.33	+192.0	$3.68
— Diluted	120.29	351.10	+191.9	3.51

Unless otherwise specified, all amounts are presented on the basis of Generally Accepted Accounting Principles in the U.S. (“U.S. GAAP”).

* U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥100=U.S.$1, the approximate Tokyo foreign exchange market rate as of March 31, 2008.

Consolidated Results for the Fiscal Year Ended March 31, 2008

Sales and operating revenue (“sales”) increased 6.9% compared to the previous fiscal year (“year-on-year”) and achieved a new fiscal year record.

Electronics segment sales increased 8.9% year-on-year, achieving a new fiscal year record, due to the increase in sales of products such as BRAVIATM LCD televisions, VAIOTM PCs and Cyber-shotTM digital cameras.  In the Game segment, sales increased 26.3% year-on-year primarily as a result of a significant increase in sales of PLAYSTATION®3 (“PS3”).  In the Pictures segment, there was an 11.2% decrease year-on-year as motion pictures sales decreased due primarily to fewer films being released during the current fiscal year.  In the Financial Services segment, revenue decreased by 10.5% year-on-year mainly due to net loss from investments in the separate account and deterioration in net valuation gains from convertible bonds in the general account reflecting a significant decline in the Japanese stock market and partially offset by an increase in insurance premium revenue at Sony Life Insurance Co., Ltd. (“Sony Life”).

On a local currency basis, consolidated sales increased 6% year-on-year.  For references herein to sales on a local currency basis, see Note on page 10.

Operating income increased 421.9% year-on-year resulting in Sony’s second highest level of operating income.

In the Electronics segment, operating income increased, achieving a new fiscal year record, primarily as the result of an increase in sales as well as the positive impact from the depreciation of the yen against the euro.  Products within the segment including VAIO PCs, Cyber-shot digital cameras, system LSIs, and Handycam® video cameras each achieved their highest levels of operating income in history, and contributed to the overall increase in operating income.  In the Game segment, the operating loss decreased significantly primarily due to a decrease in the operating losses of the PS3 business as a result of successful PS3 hardware cost reductions and increased sales of PS3 software.  In the Pictures segment, operating income increased mainly due to the strong performance of prior year films in the home entertainment and television markets as well as the benefit from the sale of a bankruptcy claim against KirchMedia, a former licensee of film and television product.  In the Financial Services segment, a decline in operating income was mainly attributable to a deterioration in net valuation gains from convertible bonds and an impairment loss on equity securities in the general account of Sony Life reflecting significant decline in the Japanese stock market.

In addition, in the previous fiscal year a ¥51.2 billion provision was recorded for charges related to recalls by certain notebook computer makers and the subsequent global replacement program by Sony and certain notebook computer makers involving battery packs containing Sony-manufactured battery cells.  A portion of the provision totaling ¥15.7 billion ($157 million) was reversed in the current fiscal year based on the actual results of recalls and replacements as compared to our original estimates.

During this fiscal year, restructuring charges of ¥47.3 billion ($473 million) were recorded as operating expenses compared to ¥38.8 billion in the previous fiscal year.  Substantially all of these restructuring charges in both years relate to the Electronics segment.

Operating income during the current fiscal year included one-time gains primarily from a gain on the sale of a portion of the site of Sony’s former headquarters of ¥60.7 billion ($607 million), a ¥15.6 billion ($156 million) gain relating to the sale of a portion of Sony’s semiconductor operations in Nagasaki, Japan, including machinery and equipment, and a ¥10.0 billion ($100 million) gain on the sale of the urban entertainment complex “The Sony Center am Potsdamer Platz” in Berlin, Germany. Operating income in the previous fiscal year included a gain on the sale of a portion of the site of Sony’s former headquarters of ¥21.7 billion.

Operating income during the current fiscal year included a gain from the reversal of a portion of a legal provision as a result of the resolution of a legal matter, while a comparable gain was recorded in the previous fiscal year attributed to the reversal of a portion of patent-related provisions.

Income before income taxes was ¥466.3 billion ($4,663 million), a new fiscal year record and a year-on-year increase of 357.0%, due to the increase in operating income discussed above and an improvement of ¥61.5 billion ($615 million) in the net effect of other income and expenses.  The improvement in the net effect of other income and expenses was primarily due to the recording of a gain of ¥81.0 billion ($810 million) for the change in ownership interest in subsidiaries and investees as a result of the global initial public offering of shares of Sony Financial Holdings Inc. (“SFH”) in connection with the listing of shares on the First Section of the Tokyo Stock Exchange in October 2007, and the recording of a net foreign exchange gain in the current fiscal year versus a net foreign exchange loss recorded in the previous fiscal year.

Income taxes: During the current fiscal year, Sony recorded ¥203.5 billion ($2,035 million) of income taxes resulting in an effective tax rate of 43.6%.

Equity in net income of affiliated companies increased 28.2% year-on-year to ¥100.8 billion ($1,008 million), a new fiscal year record.  Sony recorded equity in net income for Sony Ericsson Mobile Communications AB (“Sony Ericsson”) of ¥79.5 billion ($795 million), a decrease of ¥5.8 billion year-on-year primarily due to higher R&D expenses as a percentage of sales.  Sony also recorded equity in net income of ¥10.0 billion ($100 million) for SONY BMG MUSIC ENTERTAINMENT (“SONY BMG”), a year-on-year increase of ¥5.0 billion.  This increase was due to lower restructuring, marketing and overhead costs as well as a gain on the sale of an interest in a joint venture of SONY BMG and the positive impact from the effect of foreign currency exchange rate fluctuations.  Equity in net income of ¥7.4 billion ($74 million) was recorded for S-LCD Corporation (“S-LCD”), a joint-venture with Samsung Electronics Co., Ltd., a year-on-year increase of ¥2.4 billion.

Sony did not record any equity gain or loss for Metro-Goldwyn-Mayer Inc. (“MGM”) in the current fiscal year compared to equity in net loss of ¥18.9 billion recorded in the prior fiscal year.  As of March 31, 2007, Sony no longer had any book basis in MGM and accordingly, no additional losses were recorded during the fiscal year ended March 31, 2008.

As a result of the changes in the items discussed above, net income increased 192.4% year-on-year to ¥369.4 billion ($3,694 million), a new fiscal year record.

Operating Performance Highlights by Business Segment

“Sales and operating revenue” in each business segment represents sales and operating revenue recorded before intersegment transactions are eliminated.  “Operating income (loss)” in each business segment represents operating income (loss) reported before intersegment transactions and unallocated corporate expenses are eliminated.

Electronics
(Billions of yen, millions of U.S. dollars)
Fiscal year ended March 31
	2007	2008	Change in Yen	2008
Sales and operating revenue	¥6,072.4	¥6,613.8	+8.9%	$66,138
Operating income	160.5	356.0	+121.8	3,560

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales increased by 8.9% year-on-year (an 8% increase on a local currency basis) to ¥6,613.8 billion ($66,138 million).  Sales to outside customers increased 9.0% year-on-year.  There was an increase in sales of products including BRAVIA LCD televisions, VAIO PCs and Cyber-shot digital cameras, all of which experienced higher unit sales in all regions.  On the other hand, there was a decrease in sales of products including LCD rear-projection televisions as Sony decided to exit this business due to the shrinking market for these products.

Operating income was ¥356.0 billion ($3,560 million), a 121.8% increase year-on-year.  This increase was primarily the result of the increase in sales as well as the positive impact from the depreciation of the yen against the euro.  With regard to products within the Electronics segment, operating income increased mainly for VAIO PCs and Cyber-shot digital cameras, which experienced higher sales, system LSIs, which saw an increase in sales of semiconductors for the Game segment, and Handycam® video cameras, which experienced increased sales of high value-added models.  This was partially offset primarily by BRAVIA LCD televisions, for which profitability worsened due to unit selling price declines.  Additionally, in the previous fiscal year a ¥51.2 billion provision was recorded for charges related to the notebook computer battery pack recalls and subsequent global replacement program. A portion of the provision totaling ¥15.7 billion ($157 million) was reversed in the current fiscal year based on the actual results of recalls and replacements as compared to our original estimates.

Inventory, as of March 31, 2008, was ¥822.0 billion ($8,220 million), which increased ¥96.2 billion, or 13.3%, compared with the level as of March 31, 2007 and decreased ¥71.3 billion, or 8.0%, compared with the level as of December 31, 2007.

Operating Results for Sony Ericsson Mobile Communications AB

The following operating results for Sony Ericsson, which is accounted for by the equity method as Sony Corporation’s ownership percentage is 50%, are not consolidated in Sony’s consolidated financial statements.  However, Sony believes that this disclosure provides additional useful analytical information to investors regarding operating performance of Sony.

(Millions of euro)
Year ended March 31
	2007	2008	Change in euro
Sales and operating revenue	€11,892	€12,693	+7%
Income before income taxes	1,509	1,405	-7
Net income	1,142	993	-13

Sales for the year ended March 31, 2008 increased 7% year-on-year, boosted by strong sales of Walkman® and Cyber-shot phones.  Income before income taxes decreased 7% year-on-year to €1,405 million.  This was primarily due to higher R&D expenses as a percentage of sales.  As a result, Sony recorded equity in net income of ¥79.5 billion ($795 million).

Game
(Billions of yen, millions of U.S. dollars)
Fiscal year ended March 31
	2007	2008	Change in yen	2008
Sales and operating revenue	¥1,016.8	¥1,284.2	+26.3%	$12,842
Operating income (loss)	(232.3)	(124.5)	-	(1,245)

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales increased 26.3% year-on-year (a 24% increase on a local currency basis) to ¥1,284.2 billion ($12,842 million).

Hardware: Overall hardware sales increased as a result of a significant increase in sales of PS3, in addition to increased sales of PSP® (PlayStation®Portable) (“PSP”), for which a new slimmer, lighter model was released.  Sales of PlayStation®2 (“PS2”) decreased year-on-year.

Software: Overall software sales increased as a result of an increase in PS3 software sales.

The operating loss was ¥124.5 billion ($1,245 million), an improvement of ¥107.8 billion year-on-year, and profit was recorded in the second half of the current fiscal year.  The significant decrease in operating loss in the current fiscal year was primarily due to a decrease in the operating losses of the PS3 business as a result of successful PS3 hardware cost reductions and increased sales of PS3 software, as well as the strong performance of the PSP business with the introduction of a new model.

Worldwide hardware unit sales (increase/decrease year-on-year):*
-->	PS2:	13.	73 million units (a decrease of 0.98 million units)
-->	PSP:	13.	89 million units (an increase of 4.36 million units)
-->	PS3:	9.	24 million units (an increase of 5.63 million units)

Worldwide software unit sales (increase/decrease year-on-year):*
-->	PS2:	154.	0 million units (a decrease of 39.5 million units)
-->	PSP:	55.	5 million units (an increase of 0.8 million units)
-->	PS3:	57.	9 million units (an increase of 44.6 million units)

*Beginning with the quarter ended June 30, 2007, the method of reporting hardware and software unit sales has been changed from production shipments to recorded sales.

Inventory, as of March 31, 2008, was ¥181.6 billion ($1,816 million), which represents a ¥17.3 billion, or 8.7%, decrease compared with the level as of March 31, 2007.  Inventory decreased by ¥1.4 billion, or 0.8%, compared with the level as of December 31, 2007.

Pictures
(Billions of yen, millions of U.S. dollars)
Fiscal year ended March 31
	2007	2008	Change in Yen	2008
Sales and operating revenue	¥966.3	¥857.9	-11.2%	$8,580
Operating income	42.7	54.0	+26.5	540

Unless otherwise specified, all amounts are reported on a U.S. GAAP basis.  The results presented above are a yen-translation of the results of Sony Pictures Entertainment (“SPE”), a U.S.-based operation which aggregates the results of its worldwide subsidiaries.  Management analyzes the results of SPE in U.S. dollars, so discussion of certain portions of its results are specified as being on “a U.S. dollar basis.”

Sales decreased 11.2% year-on-year (a 9% decrease on a U.S. dollar basis).  Motion pictures sales decreased due primarily to fewer films being released during the current year.  This was partially offset by higher home entertainment and television revenues from prior year films, including Ghost Rider and Casino Royale.  Total Pictures segment sales also benefited from the sale of a bankruptcy claim against KirchMedia, a former licensee of film and television product.  Revenues for the television business increased this fiscal year as a result of higher advertising and subscription revenue from several international channels.  Major films released in the current fiscal year that contributed to both theatrical and home entertainment revenues included Spider-Man 3 and Superbad.

Operating income increased 26.5% year-on-year.  Operating income from motion pictures increased due to the strong performance of prior year films in the home entertainment and television markets.  Operating income also increased due to the sale of the bankruptcy claim and the higher television business revenues discussed above.

Financial Services

(Billions of yen, millions of U.S. dollars)
Fiscal year ended March 31
	2007	2008	Change in yen	2008
Financial service revenue	¥649.3	¥581.1	-10.5%	$5,811
Operating income	84.1	22.6	-73.1	227

In Sony's Financial Services segment, results include SFH, Sony Life, Sony Assurance Inc., Sony Bank Inc. (“Sony Bank”) and Sony Finance International Inc.  Unless otherwise specified, all amounts are reported on a U.S. GAAP basis. Therefore, the results of Sony Life shown below differ from the results that SFH and Sony Life disclose on a Japanese statutory basis.  As a result of the global initial public offering of shares of SFH, Sony Corporation’s ownership percentage in SFH is 60%.  Consolidated results for SFH continue to be consolidated in Sony’s consolidated financial statements.

Financial service revenue decreased 10.5% year-on-year due to a decrease in revenue at Sony Life.  Revenue at Sony Life was ¥464.1 billion ($4,641 million), a ¥81.0 billion or 14.9% decrease year-on-year.  Revenue decreased due to a net loss from investments in the separate account, a deterioration in net valuation gains from convertible bonds and an impairment loss on equity securities in the general account reflecting a significant decline in the Japanese stock market this fiscal year.  Partially offsetting this was an increase in insurance premium revenue reflecting an increase in policy amounts in force.

Operating income decreased 73.1% as the result of a deterioration in profitability at Sony Life.  Operating income at Sony Life was ¥11.5 billion ($115 million), a ¥70.1 billion or 85.9% decrease compared to the previous fiscal year.  This decrease was mainly due to a deterioration in net valuation gains from convertible bonds and an impairment loss on equity securities in the general account which more than offset the contribution from increased insurance premium revenue at Sony Life.

All Other
(Billions of yen, millions of U.S. dollars)
Fiscal year ended March 31
	2007	2008	Change in yen	2008
Sales and operating revenue	¥355.1	¥382.2	+7.6%	$3,822
Operating income	28.9	50.2	+73.9	502

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales increased 7.6% year-on-year.  Sales within All Other increased mainly due to the contribution from the sales at the U.S. music publishing company Famous Music LLC (“Famous Music”), acquired by Sony’s U.S.-based music publishing subsidiary Sony/ATV Music Publishing LLC (“Sony/ATV”) and consolidated in the current fiscal year, the receipt of a settlement payment related to copyright infringement claims, an increase in sales at Sony Music Entertainment (Japan) Inc. (“SMEJ”), and higher fee revenue from broadband connection services, especially fiber-optic, at So-net Entertainment Corporation (“So-net”).  An increase in trademark royalty income from Sony Ericsson also contributed to the increase in sales.

Sales at SMEJ increased year-on-year mainly as a result of an increase in music download sales. SMEJ’s best-selling albums during the current fiscal year included ORANGE and RANGE by ORANGE RANGE, FAKIN’ POP by Ken Hirai and CAN’T BUY MY LOVE by YUI.

Operating income increased 73.9% year-on-year.  Operating income within All Other increased principally as a result of a ¥10.0 billion ($100 million) gain on the sale of “The Sony Center am Potsdamer Platz” in Berlin, the above-mentioned receipt of a settlement payment related to copyright infringement claims and an increase in the above-mentioned trademark royalty income from Sony Ericsson.

Operating Results for SONY BMG MUSIC ENTERTAINMENT

The following operating results for SONY BMG, which is accounted for by the equity method as Sony Corporation’s ownership percentage is 50%, are not consolidated in Sony’s consolidated financial statements. However, Sony believes that this disclosure provides additional useful analytical information to investors regarding operating performance of Sony.

(Millions of U.S. dollars)
Year ended March 31
	2007	2008	Change in U.S. dollars
Sales and operating revenue	$4,101	$3,934	-4%
Income before income taxes	135	257	+90
Net income	84	178	+111

During the year ended March 31, 2008, sales revenue at SONY BMG decreased by 4% year-on-year primarily due to the continued decline in the physical music market worldwide not being offset by the growth in digital product sales.  Despite the decrease in sales, income before income taxes increased by 90% compared to the previous year primarily due to a year-on-year reduction in restructuring costs of $67 million, lower marketing costs, reductions in overhead costs from continued restructuring, a gain on the sale of an interest in a joint venture of SONY BMG and the favorable impact of currency fluctuations.  As a result, equity in net income of ¥10.0 billion ($100 million) was recorded by Sony.  Best selling releases during the year included Alicia Keys’ As I Am, Avril Lavigne’s The Best Damn Thing, Celine Dion’s Taking Chances and Leona Lewis’ Spirit.

Cash Flows

The following charts show Sony’s unaudited cash flow information for all segments excluding the Financial Services segment and for the Financial Services segment alone.  These separate condensed presentations are not required under U.S. GAAP, which is used in Sony’s consolidated financial statements. However, because the Financial Services segment is different in nature from Sony’s other segments, Sony utilizes this information to analyze its results without Financial Services and believes that these presentations may be useful in understanding and analyzing Sony’s consolidated financial statements.

Cash Flows - Consolidated (Excluding Financial Services segment)

(Billions of yen, millions of U.S. dollars)
Fiscal year ended March 31
Cash flows	2007	2008	Change in yen		2008
- From operating activities	¥305.6	¥519.1	¥	+213.5	$5,191
- From (used in) investing activities	(431.1)	(14.9)		+416.2	(149)
- From (used in) financing activities	59.6	(12.1)		-71.7	(121)
Cash and cash equivalents at beginning of the fiscal year	585.5	522.9		-62.6	5,228
Cash and cash equivalents at end of the fiscal year	522.9	948.7		+425.9	9,487

Operating Activities: During the fiscal year ended March 31, 2008, despite an increase in inventory primarily in the Electronics segment, net cash was generated due to the contribution of net income after taking into account depreciation and amortization in the Electronics segment.

Investing Activities: During the fiscal year ended March 31, 2008, net cash was used to purchase semiconductor fabrication equipment and acquire Famous Music by Sony/ATV.  This was partially offset by proceeds from the sale of SFH shares, the sale of “The Sony Center am Potsdamer Platz” in Berlin and the sale of a portion of the site of Sony’s former headquarters.

As a result, the net cash generated by operating activities and used in investing activities during the fiscal year ended March 31, 2008 was ¥504.2 billion ($5,042 million).

Financing Activities: During the fiscal year ended March 31, 2008, cash was used to redeem straight bonds and for dividend payments.

Cash and Cash Equivalents: As a result of the above factors, and taking into account the effect of exchange rate changes, the total balance of cash and cash equivalents was ¥948.7 billion ($9,487 million) at March 31, 2008, an increase of ¥425.9 billion compared to March 31, 2007.

Cash Flows - Financial Services segment

(Billions of yen, millions of U.S. dollars)
Fiscal year ended March 31
Cash flows	2007	2008	Change in yen	2008
- From operating activities	¥256.5	¥242.6	¥-13.9	$2,426
- From (used in) investing activities	(276.7)	(873.6)	-596.9	(8,736)
- From financing activities	179.6	491.7	+312.1	4,917
Cash and cash equivalents at beginning of the fiscal year	117.6	277.0	+159.4	2,770
Cash and cash equivalents at end of the fiscal year	277.0	137.7	-139.3	1,377

Operating Activities: Net cash provided by operating activities was generated primarily due to an increase in revenue from insurance premiums, reflecting an increase in policy amounts in force at Sony Life.

Investing Activities: Payments for investments and advances mainly carried out at Sony Life, and at Sony Bank where operations are expanding, exceeded proceeds from maturities of marketable securities, sales of securities investments and collections of advances.

Financing Activities: In addition to an increase in policyholders’ accounts at Sony Life, there was an increase in deposits from customers at Sony Bank.

Cash and Cash Equivalents: As a result of the above, the balance of cash and cash equivalents was ¥137.7 billion ($1,377 million) at March 31, 2008, a decrease of ¥139.3 billion compared to March 31, 2007.

Consolidated Results for the Fourth Quarter ended March 31, 2008

Sales were ¥1,952.8 billion ($19,528 million), a decrease of 6.5% (virtually flat on a local currency basis) compared to the same quarter of the previous fiscal year (“year-on-year”).

In the Electronics segment, although there was an increase in sales to outside customers, overall sales decreased primarily due to a decrease in intersegment sales to the Game segment.  Sales primarily of BRAVIA LCD televisions, VAIO PCs and Cyber-shot digital cameras increased, while sales of mobile phones produced for wireless customers, LCD rear-projection televisions and CRT televisions decreased.  In the Game segment, despite an increase in sales from the PSP business, overall sales decreased mainly as a result of the decrease in sales from the PS2 business.  In the Pictures segment, sales decreased primarily because fewer current year films were released into the home entertainment market compared to the same quarter of the previous year.  Partially offsetting this decrease were the proceeds from the sale of a bankruptcy claim against KirchMedia.  In the Financial Services segment, revenue decreased due to a net loss from investments in the separate account, a deterioration in net valuation gains from convertible bonds and an impairment loss on equity securities in the general account at Sony Life.

An operating loss of ¥4.7 billion ($47 million) was reported, an improvement of ¥108.7 billion year-on-year.  In the Electronics segment, despite a decrease in sales, the amount of loss decreased mainly as a result of a reversal of a portion of the provision for charges related to the notebook computer battery pack recalls and subsequent global replacement program as well as a gain relating to the sale of a portion of Sony’s semiconductor operations in Nagasaki, including machinery and equipment.  In the Game segment, there was a significant decrease in operating losses primarily due to a decrease in the operating losses of the PS3 business as a result of successful PS3 hardware cost reductions.  Operating income for the Pictures segment increased due to the above-mentioned sale of the bankruptcy claim and lower marketing expenses year-on-year for films not yet released.  These factors more than offset the impact of fewer current year films being released into the home entertainment market.  In the current quarter, an operating loss was recorded within the Financial Services segment compared to operating income recorded in the same quarter of the previous fiscal year due to a deterioration in net valuation gains from convertible bonds and an impairment loss on equity securities in the general account of Sony Life noted above.  Operating income within All Other increased principally as a result of a gain on the sale of “The Sony Center am Potsdamer Platz” and the receipt of a settlement payment related to copyright infringement claims.

During the current quarter, restructuring charges of ¥14.2 billion ($142 million) were recorded as operating expenses compared to ¥23.1 billion in the same quarter of the previous fiscal year.  Nearly all of these restructuring charges in both periods relate to the Electronics segment.

Income before income taxes was ¥6.2 billion ($62 million), a ¥111.9 billion improvement from the ¥105.7 billion loss recorded in the same quarter of the prior fiscal year due to the decrease in operating loss discussed above.

Income taxes: Sony recorded a ¥6.3 billion ($63 million) income tax benefit mainly due to the reversal of valuation allowances at certain Sony subsidiaries as the tax benefits previously reserved are now more likely than not to be realized.

Equity in net income of affiliated companies of ¥10.8 billion ($108 million) was recorded, an 11.9% decrease year-on-year.  Equity in net income of Sony Ericsson was ¥10.3 billion ($103 million), a ¥9.3 billion decrease year-on-year.  This decrease was primarily due to a less favorable product mix as a result of slowing market growth in mid-to-high end phones in markets where Sony Ericsson has a strong presence and an increase in R&D expenses.  For S-LCD, equity of net income of ¥3.4 billion ($34 million) was recorded, a ¥1.5 billion increase year-on-year.  Equity in net loss of ¥2.3 billion ($23 million) was recorded for SONY BMG, a year-on-year deterioration of ¥1.0 billion.  The increased loss was primarily due to lower revenues in the current quarter which more than offset lower restructuring expenses.  Sony did not record an equity gain or loss for MGM in the current quarter compared to equity in net loss of ¥8.2 billion recorded in the same quarter of the prior fiscal year.  As of March 31, 2007, Sony no longer had any book basis in MGM and accordingly, no additional losses were recorded during the quarter ended March 31, 2008.

Net income of ¥29.0 billion ($290 million) was recorded during the quarter, a ¥96.6 billion improvement from the ¥67.6 billion loss recorded in the same quarter of the prior fiscal year.

Note

During the fiscal year ended March 31, 2008, the average value of the yen was ¥113.3 against the U.S. dollar and ¥160.0 against the euro, which was 2.4% higher against the U.S. dollar and 7.1% lower against the euro, compared with the average rates for the previous fiscal year.  During the quarter ended March 31, 2008, the average value of the yen was ¥104.3 against the U.S. dollar and ¥156.2 against the euro, which was 13.6% higher against the U.S. dollar and 0.7% lower against the euro, compared with the average rates for the same quarter of the previous fiscal year.

Sales on a local currency basis described herein reflect sales obtained by applying the yen’s monthly average exchange rate in the previous fiscal year and the same quarter of the previous fiscal year to local currency-denominated monthly sales in the current fiscal year and the current quarter, respectively.  Sales on a local currency basis are not reflected in Sony’s consolidated financial statements and are not measures conforming with U.S. GAAP.  In addition, Sony does not believe that these measures are a substitute for U.S. GAAP measures.  However, Sony believes that disclosing sales information on a local currency basis provide additional useful analytical information to investors regarding operating performance of Sony.

Rewarding Shareholders

Sony believes that continuously increasing corporate value and providing dividends are essential to rewarding shareholders.  It is Sony’s policy to utilize retained earnings, after ensuring the perpetuation of stable dividends, to carry out various investments that contribute to an increase in corporate value such as those that ensure future growth and strengthen competitiveness.

On May 14, 2008, a year-end cash dividend of ¥12.5 ($0.13) per share (the same as the amount paid in the previous fiscal year) payable as of June 2, 2008 was approved by the Board of Directors.  Sony has already paid an interim dividend of ¥12.5 per share to each shareholder; accordingly, the total annual cash dividend per share would be ¥25.0 ($0.25).

In regards to the annual dividend for the fiscal year ending March 31, 2009, Sony plans to increase its regular dividend per share by ¥15 to ¥40 per annum from ¥25 per share in the current fiscal year upon careful consideration of Sony's results for the current fiscal year and other factors.  Sony also plans to distribute a special cash dividend of ¥10 per share as part of the interim dividend, which would be paid in December 2008.  This special dividend would reward our shareholders for the successful global initial public offering of shares of SFH and be in appreciation of their support during the implementation of our three-year restructuring program as well as other corporate initiatives which resulted in record consolidated net income during the fiscal year ended March 31, 2008.  As a result, Sony plans to pay a total annual dividend for the fiscal year ending March 31, 2009 of ¥50 per share, comprising an interim dividend of ¥30 per share and a year-end dividend of ¥20 per share.

Outlook for the Fiscal Year ending March 31, 2009

	(Billions of yen)	Change from previous
		fiscal year
Sales and operating revenue	¥9,000	+1%
Operating income	450	+20
Income before income taxes	440	-6
Equity in net income of affiliated companies	70	-31
Net income	290	-22

Capital expenditures (additions to fixed assets)*	¥430	+28
Depreciation and amortization**	420	-2
(Depreciation expenses for tangible assets)	(330)	0
Research and development expenses	540	+4

*Investments in S-LCD are not included within the forecast for capital expenditures.
**The forecast for depreciation and amortization includes amortization of intangible assets and amortization of deferred insurance acquisition costs.

Assumed foreign currency exchange rates: approximately ¥100 to the U.S. dollar and approximately ¥158 to the euro.

Forecasted consolidated operating results above have been prepared based on the current business environment and reflect the factors noted below.

With regard to operating income, in the fiscal year ended March 31, 2008 there were significant one-time gains recorded including a ¥60.7 billion gain on the sale of a portion of the site of Sony’s former headquarters.  We do not anticipate any similar one-time gains during the fiscal year ending March 31, 2009.

The above forecast includes restructuring charges, recorded as operating expenses, of approximately ¥20 billion expected to be incurred across the Sony Group during the fiscal year, primarily within the Electronics segment, compared to ¥47.3 billion of restructuring charges recorded during the fiscal year ended March 31, 2008.

We anticipate a decrease in income before income taxes for the fiscal year ending March 31, 2009 due to the absence of a gain of ¥81.0 billion recorded in other income for the fiscal year ended March 31, 2008 for the change in ownership interest in subsidiaries and investees as a result of the global initial public offering of shares of SFH in connection with the listing of shares.

Equity in net income of affiliated companies is expected to decrease.  This is due to slowing market growth for mid-to-high end mobile phones and an increase in R&D expenses for Sony Ericsson and an increase in restructuring costs expected for SONY BMG.

Capital expenditures for the fiscal year ending March 31, 2009 are expected to increase primarily within the Electronics segment.  Within the Electronics segment, capital expenditures in the semiconductor business during the fiscal year are expected to increase by approximately ¥20 billion to approximately ¥110 billion due to an increase in the amount invested in image sensors.

The forecast for each business segment is as follows:

Electronics

Despite an expected increase in sales primarily of BRAVIA LCD televisions, VAIO PCs and Cyber-shot digital cameras, sales are expected to be flat compared to the fiscal year ended March 31, 2008 mainly due to the impact of the appreciation of the yen against the U.S. dollar.  Although a significant improvement in operating profitability is expected for the television business, overall operating income is expected to decrease mainly due to the impact of the appreciation of the yen against the U.S. dollar.

Game

Despite an expected decrease in Game segment sales as a result of a decline in sales for the PS2 business, the Game segment as a whole is expected to have positive operating income for the fiscal year ending March 31, 2009 as the profitability of the segment will improve significantly due to hardware cost reductions and an enhanced line-up of software titles in the PS3 business.

Pictures

A decrease in sales is expected mainly due to the impact of the appreciation of the yen against the U.S. dollar.  A decrease in operating income is anticipated as the benefit from the sale of a bankruptcy claim against KirchMedia in the fiscal year ended March 31, 2008 is not expected to recur in the fiscal year ending March 31, 2009.

Financial Services

The effect of gains and losses on investments at Sony Life due to stock market fluctuations are not incorporated within the forecast for the fiscal year ending March 31, 2009.  Therefore, we anticipate a significant increase in revenue and operating income within the segment compared to the fiscal year ended March 31, 2008 which experienced the effect of a downturn in the Japanese stock market.

Note to the above Forecast

The above forecast is based on the market prices of the portfolio of our Financial Services segment as of March 31, 2008.  Sony cautions that a number of risks and uncertainties, including market volatility and fluctuations, could cause actual results for the Financial Services segment to differ materially from the forecasts.  In addition, the impact on this portfolio may not match the changes in valuation realized in the Japanese equity markets since there may be differences between prices of individual securities and movements in market indices like the TOPIX.

According to a hypothetical sensitivity analysis based on our portfolio (primarily corporate investment trusts held for trading purposes and convertible bonds within the assets of Sony Life’s general account) as of March 31, 2008, a fluctuation of 10 percentage points in the TOPIX could create an impact on Sony’s consolidated operating income of approximately ¥12-13 billion.  Actual profits or losses may differ materially from the above analysis because the change in the prices of individual securities held by Sony Life may not match the change in the price of the TOPIX and the specific holdings within the portfolio may change as a result of future operations such as trading or the conversion of convertible bonds, the market prices of which may be affected by the fluctuation in market interest rates.  In addition, the possibility of impairment losses in equity securities (excluding equity securities included in the corporate investment trust for trading purposes) held is not included in the analysis above.

Cautionary Statement

Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “may” or “might” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. Sony cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. You also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to (i) the global economic environment in which Sony operates, as well as the economic conditions in Sony’s markets, particularly levels of consumer spending; (ii) exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales or in which Sony's assets and liabilities are denominated; (iii) Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including newly introduced platforms within the Game segment, which are offered in highly competitive markets characterized by continual new product introductions, rapid development in technology and subjective and changing consumer preferences (particularly in the Electronics, Game and Pictures segments, and the music business); (iv) Sony’s ability and timing to recoup large-scale investments required for technology development and increasing production capacity; (v) Sony’s ability to implement successfully business reorganization activities in its Electronics segment; (vi) Sony’s ability to implement successfully its network strategy for its Electronics, Game and Pictures segments, and All Other, including the music business, and to develop and implement successful sales and distribution strategies in its Pictures segment and the music business in light of the Internet and other technological developments; (vii) Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to correctly prioritize investments (particularly in the Electronics segment); (viii) Sony’s ability to maintain product quality (particularly in the Electronics and Game segments); (ix) the success of Sony’s joint ventures and alliances; (x) the outcome of pending legal and/or regulatory proceedings; (xi) shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment; and (xii) the impact of unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment.  Risks and uncertainties also include the impact of any future events with material adverse impacts.

Consolidated Financial Statements
Consolidated Balance Sheets
	(Millions of yen, millions of U.S. dollars)
	March 31
ASSETS	2007	2008	Change from 2007			2008
Current assets:
Cash and cash equivalents	¥799,899	¥1,086,431	¥	+286,532	+35.8%	$10,864
Marketable securities	493,315	427,709		-65,606	-13.3	4,277
Notes and accounts receivable, trade	1,490,452	1,183,620		-306,832	-20.6	11,836
Allowance for doubtful accounts and sales returns	(120,675)	(93,335)		+27,340	-22.7	(933)
Inventories	940,875	1,021,595		+80,720	+8.6	10,216
Deferred income taxes	243,782	237,073		-6,709	-2.8	2,371
Prepaid expenses and other current assets	699,075	1,146,570		+447,495	+64.0	11,466
	4,546,723	5,009,663		+462,940	+10.2	50,097

Film costs	308,694	304,243		-4,451	-1.4	3,042

Investments and advances:
Affiliated companies	448,169	381,188		-66,981	-14.9	3,812
Securities investments and other	3,440,567	3,954,460		+513,893	+14.9	39,544
	3,888,736	4,335,648		+446,912	+11.5	43,356

Property, plant and equipment:
Land	167,493	158,289		-9,204	-5.5	1,583
Buildings	978,680	903,116		-75,564	-7.7	9,031
Machinery and equipment	2,479,308	2,483,016		+3,708	+0.1	24,830
Construction in progress	64,855	55,740		-9,115	-14.1	557
Less-Accumulated depreciation	(2,268,805)	(2,356,812)		-88,007	+3.9	(23,568)
	1,421,531	1,243,349		-178,182	-12.5	12,433
Other assets:
Intangibles, net	233,255	263,490		+30,235	+13.0	2,635
Goodwill	304,669	304,423		-246	-0.1	3,044
Deferred insurance acquisition costs	394,117	396,819		+2,702	+0.7	3,968
Deferred income taxes	216,997	198,666		-18,331	-8.4	1,987
Other	401,640	496,438		+94,798	+23.6	4,965
	1,550,678	1,659,836		+109,158	+7.0	16,599
	¥11,716,362	¥12,552,739	¥	+836,377	+7.1%	$125,527

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Short-term borrowings	¥52,291	¥63,224	¥	+10,933	+20.9%	$632
Current portion of long-term debt	43,170	291,879		+248,709	+576.1	2,919
Notes and accounts payable, trade	1,179,694	920,920		-258,774	-21.9	9,209
Accounts payable, other and accrued expenses	968,757	896,598		-72,159	-7.4	8,966
Accrued income and other taxes	70,286	200,803		+130,517	+185.7	2,008
Deposits from customers in the banking business	752,367	1,144,399		+392,032	+52.1	11,444
Other	485,287	505,544		+20,257	+4.2	5,056
	3,551,852	4,023,367		+471,515	+13.3	40,234

Long-term liabilities:
Long-term debt	1,001,005	729,059		-271,946	-27.2	7,291
Accrued pension and severance costs	173,474	231,237		+57,763	+33.3	2,312
Deferred income taxes	261,102	268,600		+7,498	+2.9	2,686
Future insurance policy benefits and other	3,037,666	3,298,506		+260,840	+8.6	32,985
Other	281,589	260,032		-21,557	-7.7	2,600
	4,754,836	4,787,434		+32,598	+0.7	47,874

Minority interest in consolidated subsidiaries	38,970	276,849		+237,879	+610.4	2,768

Stockholders' equity:
Capital stock	626,907	630,576		+3,669	+0.6	6,306
Additional paid-in capital	1,143,423	1,151,447		+8,024	+0.7	11,514
Retained earnings	1,719,506	2,059,361		+339,855	+19.8	20,594
Accumulated other comprehensive income	(115,493)	(371,527)		-256,034	+221.7	(3,715)
Treasury stock, at cost	(3,639)	(4,768)		-1,129	+31.0	(48)
	3,370,704	3,465,089		+94,385	+2.8	34,651
	¥11,716,362	¥12,552,739	¥	+836,377	+7.1%	$125,527

Consolidated Statements of Income

	(Millions of yen, millions of U.S. dollars, except per share amounts)
	Fiscal year ended March 31
	2007	2008	Change from 2007			2008
Sales and operating revenue:
Net sales	¥7,567,359	¥8,201,839	¥	+634,480	+8.4%	$82,018
Financial service revenue	624,282	553,216		-71,066	-11.4	5,532
Other operating revenue	104,054	116,359		+12,305	+11.8	1,164
	8,295,695	8,871,414		+575,719	+6.9	88,714
Costs and expenses:
Cost of sales	5,889,601	6,290,022		+400,421	+6.8	62,900
Selling, general and administrative	1,788,427	1,714,445		-73,982	-4.1	17,144
Financial service expenses	540,097	530,306		-9,791	-1.8	5,303
(Gain) loss on sale, disposal or impairment of assets, net	5,820	(37,841)		-43,661	-	(378)
	8,223,945	8,496,932		+272,987	+3.3	84,969

Operating income	71,750	374,482		+302,732	+421.9	3,745

Other income:
Interest and dividends	28,240	34,272		+6,032	+21.4	343
Foreign exchange gain, net	—	5,571		+5,571	-	56
Gain on sale of securities investments, net	14,695	5,504		-9,191	-62.5	55
Gain on change in interest in subsidiaries and equity investees	31,509	82,055		+50,546	+160.4	820
Other	20,738	22,045		+1,307	+6.3	220
	95,182	149,447		+54,265	+57.0	1,494

Other expenses:
Interest	27,278	22,931		-4,347	-15.9	229
Loss on devaluation of securities investments	1,308	13,087		+11,779	+900.5	131
Foreign exchange loss, net	18,835	—		-18,835	-	—
Other	17,474	21,594		+4,120	+23.6	216
	64,895	57,612		-7,283	-11.2	576

Income before income taxes	102,037	466,317		+364,280	+357.0	4,663

Income taxes	53,888	203,478		+149,590	+277.6	2,035

Income before minority interest and equity in net income of affiliated companies	48,149	262,839		+214,690	+445.9	2,628

Minority interest in income (loss) of consolidated subsidiaries	475	(5,779)		-6,254	-	(58)

Equity in net income of affiliated companies	78,654	100,817		+22,163	+28.2	1,008

Net income	¥126,328	¥369,435	¥	+243,107	+192.4	$3,694

Per share data:
Common stock
Net income
— Basic	¥126.15	¥368.33	¥	+242.18	+192.0%	$3.68
— Diluted	120.29	351.10		+230.81	+191.9	3.51

	(Millions of yen, millions of U.S. dollars, except per share amounts)
	Fourth quarter ended March 31
	2007	2008	Change from 2007			2008
Sales and operating revenue:
Net sales	¥1,886,791	¥1,831,490		¥-55,301	-2.9%	$18,315
Financial service revenue	176,484	96,128		-80,356	-45.5	961
Other operating revenue	26,330	25,219		-1,111	-4.2	252
	2,089,605	1,952,837		-136,768	-6.5	19,528
Costs and expenses:
Cost of sales	1,570,938	1,422,373		-148,565	-9.5	14,224
Selling, general and administrative	484,944	399,064		-85,880	-17.7	3,991
Financial service expenses	146,902	128,210		-18,692	-12.7	1,282
Loss on sale, disposal or impairment of assets, net	193	7,859		+7,666	+3,972.0	78
	2,202,977	1,957,506		-245,471	-11.1	19,575

Operating income (loss)	(113,372)	(4,669)		+108,703	-	(47)

Other income:
Interest and dividends	10,384	7,621		-2,763	-26.6	76
Foreign exchange gain, net	—	5,498		+5,498	-	55
Gain on sale of securities investments, net	5,376	3,875		-1,501	-27.9	39
Gain on change in interest in subsidiaries and equity investees	57	1,003		+946	+1,659.6	10
Other	7,774	7,942		+168	+2.2	80
	23,591	25,939		+2,348	+10.0	260

Other expenses:
Interest	6,829	5,200		-1,629	-23.9	52
Loss on devaluation of securities investments	264	3,433		+3,169	+1,200.4	34
Foreign exchange loss, net	5,032	—		-5,032	-	—
Other	3,778	6,470		+2,692	+71.3	65
	15,903	15,103		-800	-5.0	151

Income (loss) before income taxes	(105,684)	6,167		+111,851	-	62

Income taxes	(24,858)	(6,295)		+18,563	-	(63)

Income (loss) before minority interest and equity in net income of affiliated companies	(80,826)	12,462		+93,288	-	125

Minority interest in income (loss) of consolidated subsidiaries	(956)	(5,737)		-4,781	-	(57)

Equity in net income of affiliated companies	12,310	10,845		-1,465	-11.9	108

Net income (loss)	¥(67,560)	¥29,044	¥	+96,604	-	$290

Per share data:
Common stock
Net income (loss)
— Basic	¥(67.44)	¥28.95	¥	+96.39	-%	$0.29
— Diluted	(67.44)	27.63		+95.07	-	0.28

Consolidated Statements of Changes in Stockholders' Equity
(Millions of yen)

	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Total
Balance at March 31, 2006	¥624,124	¥1,136,638	¥1,602,654	¥(156,437)	¥(3,127)	¥3,203,852
Exercise of stock acquisition rights	2,175	2,175				4,350
Conversion of convertible bonds	608	608				1,216
Stock based compensation		3,993				3,993

Comprehensive income:
Net income			126,328			126,328
Cumulative effect of an accounting change, net of tax			(3,785)			(3,785)
Other comprehensive income, net of tax
Unrealized gains on securities				(14,708)		(14,708)
Unrealized losses on derivative instruments				974		974
Minimum pension liability adjustment				(2,754)		(2,754)
Foreign currency translation adjustments				86,313		86,313
Total comprehensive income						192,368

Stock issue costs, net of tax			(22)			(22)
Dividends declared			(25,042)			(25,042)
Purchase of treasury stock					(558)	(558)
Reissuance of treasury stock		9			46	55
Adoption of FAS No.158				(9,508)		(9,508)
Other			19,373	(19,373)		―
Balance at March 31, 2007	¥626,907	¥1,143,423	¥1,719,506	¥(115,493)	¥(3,639)	¥3,370,704

Balance at March 31, 2007	¥626,907	¥1,143,423	¥1,719,506	¥(115,493)	¥(3,639)	¥3,370,704
Exercise of stock acquisition rights	3,538	3,685				7,223
Conversion of convertible bonds	131	131				262
Stock based compensation		4,192				4,192

Comprehensive income:
Net income			369,435			369,435
Cumulative effect of an accounting change, net of tax			(4,452)			(4,452)
Other comprehensive income, net of tax
Unrealized gains on securities				(15,167)		(15,167)
Unrealized losses on derivative instruments				(2,296)		(2,296)
Pension liability adjustment				(26,103)		(26,103)
Foreign currency translation adjustments				(212,468)		(212,468)
Total comprehensive income						108,949

Stock issue costs, net of tax			(48)			(48)
Dividends declared			(25,080)			(25,080)
Purchase of treasury stock					(1,231)	(1,231)
Reissuance of treasury stock		16			102	118
Balance at March 31, 2008	¥630,576	¥1,151,447	¥2,059,361	¥(371,527)	¥(4,768)	¥3,465,089

			(Millions of U.S. dollars)

	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Total
Balance at March 31, 2007	$6,269	$11,434	$17,195	$(1,155)	$(36)	$33,707
Exercise of stock acquisition rights	36	37				73
Conversion of convertible bonds	1	1				2
Stock based compensation		42				42

Comprehensive income:
Net income			3,694			3,694
Cumulative effect of an accounting change, net of tax			(45)			(45)
Other comprehensive income, net of tax
Unrealized gains on securities				(152)		(152)
Unrealized losses on derivative instruments				(23)		(23)
Pension liability adjustment				(261)		(261)
Foreign currency translation adjustments				(2,124)		(2,124)
Total comprehensive income						1,089

Stock issue costs, net of tax			(0)			(0)
Dividends declared			(250)			(250)
Purchase of treasury stock					(13)	(13)
Reissuance of treasury stock					1	1
Balance at March 31, 2008	$6,306	$11,514	$20,594	$(3,715)	$(48)	$34,651

Consolidated Statements of Cash Flows
	(Millions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
	2007	2008	2008
Cash flows from operating activities:
Net income	¥126,328	¥369,435	$3,694
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation and amortization, including amortization of deferred insurance acquisition costs	400,009	428,010	4,280
Amortization of film costs	368,382	305,468	3,055
Stock-based compensation expense	3,838	4,130	41
Accrual for pension and severance costs, less payments	(22,759)	(17,589)	(176)
(Gain) loss on sale, disposal or impairment of assets, net	5,820	(37,841)	(378)
(Gain) loss on sale or devaluation of securities investments, net	(13,387)	7,583	76
(Gain) loss on revaluation of marketable securities held in the financial service business for trading purpose, net	(11,857)	56,543	565
Gain on change in interest in subsidiaries and equity investees	(31,509)	(82,055)	(820)
Deferred income taxes	(13,193)	20,040	200
Equity in net income of affiliated companies, net of dividends	(68,179)	(13,527)	(135)
Changes in assets and liabilities:
(Increase) decrease in notes and accounts receivable, trade	(357,891)	185,651	1,857
Increase in inventories	(119,202)	(140,725)	(1,407)
Increase in film costs	(320,079)	(353,343)	(3,533)
Increase (decrease) in notes and accounts payable, trade	362,079	(235,459)	(2,355)
Increase (decrease) in accrued income and other taxes	(14,396)	138,872	1,389
Increase in future insurance policy benefits and other	172,498	166,356	1,664
Increase in deferred insurance acquisition costs	(61,563)	(62,951)	(630)
(Increase) decrease in marketable securities held in the financial service business for trading purpose	31,732	(57,271)	(573)
Increase in other current assets	(35,133)	(24,312)	(243)
Increase in other current liabilities	73,222	51,838	518
Other	86,268	48,831	488
Net cash provided by operating activities	561,028	757,684	7,577

Cash flows from investing activities:
Payments for purchases of fixed assets	(527,515)	(474,552)	(4,746)
Proceeds from sales of fixed assets	87,319	144,741	1,447
Payments for investments and advances by financial service business	(914,754)	(2,283,491)	(22,835)
Payments for investments and advances (other than financial service business)	(100,152)	(103,082)	(1,030)
Proceeds from maturities of marketable securities, sales of securities investments and collections of advances by financial service business	679,772	1,441,496	14,415
Proceeds from maturities of marketable securities, sales of securities investments and collections of advances (other than financial service business)	22,828	51,947	520
Proceeds from sales of subsidiaries' and equity investees' stocks	43,157	307,133	3,071
Other	(6,085)	5,366	54
Net cash used in investing activities	(715,430)	(910,442)	(9,104)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	270,780	31,093	311
Payments of long-term debt	(182,374)	(34,701)	(347)
Increase in short-term borrowings, net	6,096	15,838	158
Increase in deposits from customers in the financial service business, net	273,435	485,965	4,860
Decrease in call money and bills sold in the banking business, net	(100,700)	—	—
Dividends paid	(25,052)	(25,098)	(251)
Proceeds from issuance of shares under stock-based compensation plans	5,566	7,484	75
Proceeds from issuance of shares by subsidiaries	2,217	28,943	289
Other	(2,065)	(4,006)	(40)
Net cash provided by financing activities	247,903	505,518	5,055

Effect of exchange rate changes on cash and cash equivalents	3,300	(66,228)	(662)

Net increase in cash and cash equivalents	96,801	286,532	2,866
Cash and cash equivalents at beginning of the fiscal year	703,098	799,899	7,998

Cash and cash equivalents at the end of the fiscal year	¥799,899	¥1,086,431	$10,864

  (Notes)
1.	U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥100 = U.S. $1, the approximate Tokyo foreign exchange market rate as of March 31, 2008.

2.	As of March 31, 2008, Sony had 991 consolidated subsidiaries (including variable interest entities). It has applied the equity accounting method for 63 affiliated companies.

3.
Weighted-average number of outstanding shares used for computation of earnings per share of common stock are as follows.  The dilutive effect in the weighted-average number of outstanding shares mainly resulted from convertible bonds.

Weighted-average number of outstanding shares	(Thousands of shares)
	Fiscal year ended March 31
	2007	2008
Net income
— Basic	1,001,403	1,003,001
— Diluted	1,050,171	1,052,212

Weighted-average number of outstanding shares	(Thousands of shares)
	Fourth quarter ended March 31
	2007	2008
Net income (loss)
— Basic	1,001,793	1,003,402
— Diluted	1,001,793	1,051,189

4.
In September 2005, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants  issued the Statement of Position (“SOP”) 05-1, “Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts.”  SOP 05-1 provides guidance on accounting for deferred acquisition costs on internal replacements of insurance and investment contracts other than those specifically described in FAS No. 97, “Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sales of Investments.”  Sony adopted SOP 05-1 on April 1, 2007.  The adoption of SOP 05-1 did not have a material impact on Sony’s results of operations and financial position.

5.
In March 2006, the Financial Accounting Standards Board (“FASB”) issued FAS No. 156, “Accounting for Servicing of Financial Assets - an amendment of FASB Statement No. 140.”  This statement amends FAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” with respect to the accounting for separately recognized servicing assets and servicing liabilities.  Sony adopted FAS No. 156 on April 1, 2007.  The adoption of FAS No. 156 did not have a material impact on Sony’s results of operations and financial position.

6.
In June 2006, the FASB issued FASB Interpretation (“FIN”) No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109.”  FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FAS No. 109, “Accounting for Income Taxes.”  FIN No. 48 prescribes a minimum recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.  Sony adopted FIN No. 48 effective April 1, 2007.  As a result of the adoption of FIN No. 48, a charge against beginning retained earnings totaling ¥4,452 million ($45 million) was recorded.  As of April 1, 2007, total unrecognized tax benefits were ¥223,857 million ($2,239 million).  If Sony were to prevail on all unrecognized tax benefits recorded, ¥129,632 million ($1,296 million) of the ¥223,857 million would reduce the effective tax rate.

7.
In June 2006, the Emerging Issues Task Force (“EITF”) issued EITF Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement.”  EITF Issue No. 06-3 requires disclosure of the accounting policy for any tax assessed by a governmental authority that is imposed concurrently on a specific revenue-producing transaction between a seller and a customer.  EITF Issue No. 06-3 should be applied to financial reports for interim and annual reporting periods beginning after December 15, 2006.  Sony adopted EITF Issue No. 06-3 on April 1, 2007.  The adoption of EITF Issue No. 06-3 did not have a material impact on Sony’s results of operations and financial position.

Other Consolidated Financial Data

	(Millions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
	2007	2008	Change	2008
Capital expenditures (additions to property, plant and equipment)	¥414,138	¥335,726	-18.9%	$3,357
Depreciation and amortization expenses*	400,009	428,010	+7.0	4,280
(Depreciation expenses for tangible assets)	(315,773)	(328,940)	+4.2	(3,289)
Research and development expenses	543,937	520,568	-4.3	5,206

	Fourth quarter ended March 31
	2007	2008	Change	2008
Capital expenditures (additions to property, plant and equipment)	¥102,093	¥97,862	-4.1%	$979
Depreciation and amortization expenses*	115,155	113,771	-1.2	1,138
(Depreciation expenses for tangible assets)	(89,804)	(86,316)	-3.9	(863)
Research and development expenses	147,560	137,370	-6.9	1,374

* Including amortization expenses for intangible assets and for deferred insurance acquisition costs

Business Segment Information
	(Millions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
Sales and operating revenue	2007	2008	Change	2008
Electronics
Customers	¥5,443,336	¥5,931,708	+9.0%	$59,317
Intersegment	629,042	682,102		6,821
Total	6,072,378	6,613,810	+8.9	66,138

Game
Customers	974,218	1,219,004	+25.1	12,190
Intersegment	42,571	65,239		652
Total	1,016,789	1,284,243	+26.3	12,842

Pictures
Customers	966,260	855,482	-11.5	8,555
Intersegment	—	2,452		25
Total	966,260	857,934	-11.2	8,580

Financial Services
Customers	624,282	553,216	-11.4	5,532
Intersegment	25,059	27,905		279
Total	649,341	581,121	-10.5	5,811

All Other
Customers	287,599	312,004	+8.5	3,120
Intersegment	67,525	70,194		702
Total	355,124	382,198	+7.6	3,822

Elimination	(764,197)	(847,892)	-	(8,479)
Consolidated total	¥8,295,695	¥8,871,414	+6.9%	$88,714

Electronics intersegment amounts primarily consist of transactions with the Game segment, Pictures segment and All Other.
All Other intersegment amounts primarily consist of transactions with the Electronics and Game segments.

Operating income (loss)	2007	2008	Change	2008
Electronics	¥160,536	¥356,030	+121.8%	$3,560
Game	(232,325)	(124,485)	-	(1,245)
Pictures	42,708	54,011	+26.5	540
Financial Services	84,142	22,633	-73.1	227
All Other	28,871	50,212	+73.9	502
Total	83,932	358,401	+327.0	3,584

Corporate and elimination	(12,182)	16,081	-	161
Consolidated total	¥71,750	¥374,482	+421.9%	$3,745

Commencing with the first quarter ended June 30, 2007, Sony has partly realigned its business segment configuration.
In accordance with this change, results of the previous fiscal year have been reclassified to conform to the presentation for the fiscal year ended March 31, 2008.

	(Millions of yen, millions of U.S. dollars)
	Fourth quarter ended March 31
Sales and operating revenue	2007	2008	Change	2008
Electronics
Customers	¥1,281,997	¥1,305,655	+1.8%	$13,057
Intersegment	253,341	146,333		1,463
Total	1,535,338	1,451,988	-5.4	14,520

Game
Customers	270,290	250,567	-7.3	2,506
Intersegment	10,891	12,515		125
Total	281,181	263,082	-6.4	2,631

Pictures
Customers	286,401	211,642	-26.1	2,116
Intersegment	—	1,492		15
Total	286,401	213,134	-25.6	2,131

Financial Services
Customers	176,484	96,128	-45.5	961
Intersegment	7,745	6,753		68
Total	184,229	102,881	-44.2	1,029

All Other
Customers	74,433	88,845	+19.4	888
Intersegment	17,041	17,966		180
Total	91,474	106,811	+16.8	1,068

Elimination	(289,018)	(185,059)	-	(1,851)
Consolidated total	¥2,089,605	¥1,952,837	-6.5%	$19,528

Electronics intersegment amounts primarily consist of transactions with the Game segment, Pictures segment and All Other.
All Other intersegment amounts primarily consist of transactions with the Electronics and Game segments.

Operating income (loss)	2007	2008	Change	2008
Electronics	¥(73,945)	¥(1,485)	-%	$(15)
Game	(107,827)	(11,515)	-	(115)
Pictures	32,912	34,852	+5.9	349
Financial Services	29,526	(30,088)	-	(301)
All Other	5,316	21,338	+301.4	213
Total	(114,018)	13,102	-	131

Corporate and elimination	646	(17,771)	-	(178)
Consolidated total	¥(113,372)	¥(4,669)	-%	$(47)

Commencing with the first quarter ended June 30, 2007, Sony has partly realigned its business segment configuration.
In accordance with this change, results of the previous fourth quarter have been reclassified to conform to the presentation for the fourth quarter ended March 31, 2008.

Electronics Sales and Operating Revenue to Customers by Product Category
	(Millions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
Sales and operating revenue	2007	2008	Change	2008
Audio	¥522,879	¥558,624	+6.8%	$5,586
Video	1,143,120	1,279,225	+11.9	12,792
Televisions	1,226,971	1,367,078	+11.4	13,671
Information and Communications	950,461	1,098,574	+15.6	10,986
Semiconductors	205,757	228,711	+11.2	2,287
Components	852,981	847,131	-0.7	8,471
Other	541,167	552,365	+2.1	5,524
Total	¥5,443,336	¥5,931,708	+9.0%	$59,317

	Fourth quarter ended March 31
Sales and operating revenue	2007	2008	Change	2008
Audio	¥110,243	¥112,134	+1.7%	$1,121
Video	234,586	235,597	+0.4	2,356
Televisions	292,614	314,869	+7.6	3,149
Information and Communications	263,374	275,545	+4.6	2,756
Semiconductors	53,085	55,985	+5.5	560
Components	199,322	200,635	+0.7	2,006
Other	128,773	110,890	-13.9	1,109
Total	¥1,281,997	¥1,305,655	+1.8%	$13,057

The above table is a breakdown of Electronics sales and operating revenue to customers in the Business Segment Information on pages F-8 and F-9.
The Electronics segment is managed as a single operating segment by Sony's management. However, Sony believes that the information in this table is useful to investors in understanding the product categories in this business segment.

Geographic Segment Information
	(Millions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
Sales and operating revenue	2007	2008	Change	2008
Japan	¥2,127,841	¥2,056,374	-3.4%	$20,564
United States	2,232,453	2,221,862	-0.5	22,219
Europe	2,037,658	2,328,233	+14.3	23,282
Other Areas	1,897,743	2,264,945	+19.3	22,649
Total	¥8,295,695	¥8,871,414	+6.9%	$88,714

	Fourth quarter ended March 31
Sales and operating revenue	2007	2008	Change	2008
Japan	¥544,476	¥455,253	-16.4%	$4,552
United States	541,416	484,966	-10.4	4,850
Europe	539,385	518,225	-3.9	5,182
Other Areas	464,328	494,393	+6.5	4,944
Total	¥2,089,605	¥1,952,837	-6.5%	$19,528

Classification of Geographic Segment Information shows sales and operating revenue recognized by location of customers.

Condensed Financial Services Financial Statements

The results of the Financial Services segment are included in Sony’s consolidated financial statements. The following schedules show unaudited condensed financial statements for the Financial Services segment and all other segments excluding Financial Services.
These presentations are not in accordance with U.S. GAAP, which is used by Sony to prepare its consolidated financial statements.
However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony’s consolidated financial statements.
Transactions between the Financial Services segment and Sony without Financial Services are eliminated in the consolidated figures shown below.

Condensed Balance Sheet
	(Millions of yen, millions of U.S. dollars)
Financial Services	March 31
ASSETS	2007	2008	Change		2008
Current assets:
Cash and cash equivalents	¥277,048	¥137,721		¥-139,327	$1,377
Marketable securities	490,237	424,709		-65,528	4,247
Other	321,969	642,689		+320,720	6,427
	1,089,254	1,205,119		+115,865	12,051

Investments and advances	3,347,897	3,879,877		+531,980	38,799
Property, plant and equipment	38,671	38,512		-159	385
Other assets:
Deferred insurance acquisition costs	394,117	396,819		+2,702	3,968
Other	107,703	105,332		-2,371	1,054
	501,820	502,151		+331	5,022
	¥4,977,642	¥5,625,659	¥	+648,017	$56,257
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	¥48,688	¥44,408		¥-4,280	$444
Notes and accounts payable, trade	13,159	16,376		+3,217	164
Deposits from customers in the banking business	752,367	1,144,399		+392,032	11,444
Other	143,245	157,773		+14,528	1,578
	957,459	1,362,956		+405,497	13,630

Long-term liabilities:
Long-term debt	129,484	111,771		-17,713	1,118
Future insurance policy benefits and other	3,037,666	3,298,506		+260,840	32,985
Other	213,090	211,130		-1,960	2,111
	3,380,240	3,621,407		+241,167	36,214

Minority interest in consolidated subsidiaries	5,145	919		-4,226	9
Stockholders' equity	634,798	640,377		+5,579	6,404
	¥4,977,642	¥5,625,659	¥	+648,017	$56,257

	(Millions of yen, millions of U.S. dollars)
Sony without Financial Services	March 31
ASSETS	2007	2008	Change		2008
Current assets:
Cash and cash equivalents	¥522,851	¥948,710	¥	+425,859	$9,487
Marketable securities	3,078	3,000		-78	30
Notes and accounts receivable, trade	1,343,128	1,083,489		-259,639	10,835
Other	1,625,914	1,801,468		+175,554	18,015
	3,494,971	3,836,667		+341,696	38,367

Film costs	308,694	304,243		-4,451	3,042
Investments and advances	623,342	518,536		-104,806	5,185
Investments in Financial Services, at cost	187,400	116,843		-70,557	1,168
Property, plant and equipment	1,382,860	1,204,837		-178,023	12,048
Other assets	1,100,795	1,203,849		+103,054	12,040
	¥7,098,062	¥7,184,975	¥	+86,913	$71,850
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	¥80,944	¥339,485	¥	+258,541	$3,395
Notes and accounts payable, trade	1,167,324	906,281		-261,043	9,063
Other	1,392,333	1,452,756		+60,423	14,527
	2,640,601	2,698,522		+57,921	26,985

Long-term liabilities:
Long-term debt	925,259	650,969		-274,290	6,510
Accrued pension and severance costs	164,701	223,203		+58,502	2,232
Other	410,354	394,779		-15,575	3,948
	1,500,314	1,268,951		-231,363	12,690

Minority interest in consolidated subsidiaries	32,808	37,509		+4,701	375
Stockholders' equity	2,924,339	3,179,993		+255,654	31,800
	¥7,098,062	¥7,184,975	¥	+86,913	$71,850

	(Millions of yen, millions of U.S. dollars)
Consolidated	March 31
ASSETS	2007	2008	Change		2008
Current assets:
Cash and cash equivalents	¥799,899	¥1,086,431	¥	+286,532	$10,864
Marketable securities	493,315	427,709		-65,606	4,277
Notes and accounts receivable, trade	1,369,777	1,090,285		-279,492	10,903
Other	1,883,732	2,405,238		+521,506	24,053
	4,546,723	5,009,663		+462,940	50,097

Film costs	308,694	304,243		-4,451	3,042
Investments and advances	3,888,736	4,335,648		+446,912	43,356
Property, plant and equipment	1,421,531	1,243,349		-178,182	12,433
Other assets:
Deferred insurance acquisition costs	394,117	396,819		+2,702	3,968
Other	1,156,561	1,263,017		+106,456	12,631
	1,550,678	1,659,836		+109,158	16,599
	¥11,716,362	¥12,552,739	¥	+836,377	$125,527
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	¥95,461	¥355,103	¥	+259,642	$3,551
Notes and accounts payable, trade	1,179,694	920,920		-258,774	9,209
Deposits from customers in the banking business	752,367	1,144,399		+392,032	11,444
Other	1,524,330	1,602,945		+78,615	16,030
	3,551,852	4,023,367		+471,515	40,234

Long-term liabilities:
Long-term debt	1,001,005	729,059		-271,946	7,291
Accrued pension and severance costs	173,474	231,237		+57,763	2,312
Future insurance policy benefits and other	3,037,666	3,298,506		+260,840	32,985
Other	542,691	528,632		-14,059	5,286
	4,754,836	4,787,434		+32,598	47,874

Minority interest in consolidated subsidiaries	38,970	276,849		+237,879	2,768
Stockholders' equity	3,370,704	3,465,089		+94,385	34,651
	¥11,716,362	¥12,552,739	¥	+836,377	$125,527

Condensed Statements of Income
	(Millions of yen, millions of U.S. dollars)
Financial Services	Fiscal year ended March 31
	2007	2008	Change	2008

Financial service revenue	¥649,341	¥581,121	-10.5%	$5,811
Financial service expenses	565,199	558,488	-1.2	5,584
Operating income	84,142	22,633	-73.1	227
Other income (expenses), net	9,886	(383)	—	(4)
Income before income taxes	94,028	22,250	-76.3	223
Income taxes and other	33,536	11,908	-64.5	120
Net income	¥60,492	¥10,342	-82.9%	$103

	(Millions of yen, millions of U.S. dollars)
Sony without Financial Services	Fiscal year ended March 31
	2007	2008	Change	2008

Net sales and operating revenue	¥7,680,578	¥8,324,828	+8.4%	$83,248
Costs and expenses	7,694,375	7,974,630	+3.6	79,746
Operating income (loss)	(13,797)	350,198	—	3,502
Other income (expenses), net	27,917	100,479	+259.9	1,005
Income before income taxes	14,120	450,677	+3,091.8	4,507
Income taxes and other	(57,991)	93,373	—	934
Net income	¥72,111	¥357,304	+395.5%	$3,573

	(Millions of yen, millions of U.S. dollars)
Consolidated	Fiscal year ended March 31
	2007	2008	Change	2008

Financial service revenue	¥624,282	¥553,216	-11.4%	$5,532
Net sales and operating revenue	7,671,413	8,318,198	+8.4	83,182
	8,295,695	8,871,414	+6.9	88,714
Costs and expenses	8,223,945	8,496,932	+3.3	84,969
Operating income	71,750	374,482	+421.9	3,745
Other income (expenses), net	30,287	91,835	+203.2	918
Income before income taxes	102,037	466,317	+357.0	4,663
Income taxes and other	(24,291)	96,882	—	969
Net income	¥126,328	¥369,435	+192.4%	$3,694

	(Millions of yen, millions of U.S. dollars)
Financial Services	Fourth quarter ended March 31
	2007	2008	Change	2008

Financial service revenue	¥184,229	¥102,881	-44.2%	$1,029
Financial service expenses	154,703	132,969	-14.0	1,330
Operating income (loss)	29,526	(30,088)	—	(301)
Other income (expenses), net	4,188	147	-96.5	2
Income before income taxes (loss)	33,714	(29,941)	—	(299)
Income taxes and other	11,742	(11,598)	—	(116)
Net income (loss)	¥21,972	¥(18,343)	—%	$(183)

	(Millions of yen, millions of U.S. dollars)
Sony without Financial Services	Fourth quarter ended March 31
	2007	2008	Change	2008

Net sales and operating revenue	¥1,915,323	¥1,858,329	-3.0%	$18,583
Costs and expenses	2,058,613	1,833,272	-10.9	18,332
Operating income (loss)	(143,290)	25,057	—	251
Other income (expenses), net	3,892	11,050	+183.9	110
Income before income taxes (loss)	(139,398)	36,107	—	361
Income taxes and other	(49,866)	(2,880)	—	(29)
Net income (loss)	¥(89,532)	¥38,987	—%	$390

	(Millions of yen, millions of U.S. dollars)
Consolidated	Fourth quarter ended March 31
	2007	2008	Change	2008

Financial service revenue	¥176,484	¥96,128	-45.5%	$961
Net sales and operating revenue	1,913,121	1,856,709	-2.9	18,567
	2,089,605	1,952,837	-6.5	19,528
Costs and expenses	2,202,977	1,957,506	-11.1	19,575
Operating income (loss)	(113,372)	(4,669)	—	(47)
Other income (expenses), net	7,688	10,836	+40.9	109
Income before income taxes (loss)	(105,684)	6,167	—	62
Income taxes and other	(38,124)	(22,877)	—	(228)
Net income (loss)	¥(67,560)	¥29,044	—%	$290

Condensed Statements of Cash Flows
	(Millions of yen, millions of U.S. dollars)
Financial Services	Fiscal year ended March 31
	2007	2008	2008

Net cash provided by operating activities	¥256,540	¥242,610	$2,426
Net cash used in investing activities	(276,749)	(873,646)	(8,736)
Net cash provided by financing activities	179,627	491,709	4,917
Net increase (decrease) in cash and cash equivalents	159,418	(139,327)	(1,393)
Cash and cash equivalents at beginning of the fiscal year	117,630	277,048	2,770
Cash and cash equivalents at the end of the fiscal year	¥277,048	¥137,721	$1,377

	(Millions of yen, millions of U.S. dollars)
Sony without Financial Services	Fiscal year ended March 31
	2007	2008	2008

Net cash provided by operating activities	¥305,571	¥519,112	$5,191
Net cash used in investing activities	(431,086)	(14,925)	(149)
Net cash provided (used in) by financing activities	59,598	(12,100)	(121)
Effect of exchange rate changes on cash and cash equivalents	3,300	(66,228)	(662)
Net increase (decrease) in cash and cash equivalents	(62,617)	425,859	4,259
Cash and cash equivalents at beginning of the fiscal year	585,468	522,851	5,228
Cash and cash equivalents at end of the fiscal year	¥522,851	¥948,710	$9,487

	(Millions of yen, millions of U.S. dollars)
Consolidated	Fiscal year ended March 31
	2007	2008	2008

Net cash provided by operating activities	¥561,028	¥757,684	$7,577
Net cash used in investing activities	(715,430)	(910,442)	(9,104)
Net cash provided by financing activities	247,903	505,518	5,055
Effect of exchange rate changes on cash and cash equivalents	3,300	(66,228)	(662)
Net increase in cash and cash equivalents	96,801	286,532	2,866
Cash and cash equivalents at beginning of the fiscal year	703,098	799,899	7,998
Cash and cash equivalents at the end of the fiscal year	¥799,899	¥1,086,431	$10,864

Investor Relations Contacts:

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